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Investment in Tomasz Tunguz's new VC fund, Theory Ventures

The Innovation Fund made a $5 million commitment to Tomasz Tunguz's Theory Ventures, an emerging VC fund backing early-stage startups in the AI revolution.

Oct 18, 2023


Onward: Tomasz (Theory Ventures) on the new playbook fo...
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If that's not the right playbook, then
the question is what is the playbook?
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The Innovation Fund committed $5 million to Theory Ventures, a new VC fund founded by industry-veteran Tomasz Tunguz. Tomasz has a world-class track record in venture capital and, in our view, will be one of the most successful investors of his generation. We invested in his fund to gain exposure to AI and data infrastructure startups that are generally too early-stage for direct investment by the Innovation Fund.

Before starting Theory, Tomasz spent 15 years investing in early stage companies at Redpoint Ventures, a top-tier venture firm. Tomasz has backed some of the preeminent businesses in the data and software sector, and has a track record of exceptionally strong returns to show for it. He's invested in 7 startups that went on to achieve billion-dollar "unicorn" valuations, including leading the Series A of Looker, which subsequently grew revenue by +100x and was later acquired by Google for $2.6 billion.

In our view, Tomasz ranks among the top .01% of emerging venture investors and has the potential to become one of the leading VCs in the coming AI and data revolution. We're thrilled our inventors are able to back Theory Ventures, an opportunity historically reserved only for endowments and ultra-high net worth individuals.

Theory's Target Investment Theses

Theory Ventures is a $230M fund focused on investing in emerging technology startups at the earlier stages of Seed, Series A, and Series B. As the name suggests, Tomasz and his team will focus on thesis-driven investing. They will go deep on a theme to identify the technological discontinuities necessary for a breakout business. Two of his top theses are centered on data and machine learning, which are critical components of AI, and areas where we share Tomasz's conviction.

> **Machine Learning as a Force Multiplier:** *There are four types of machine learning: classification, prediction, interpretation, & generation. Modern software embeds these four types of ML into workflows which anticipate user needs & enable workers to operate at a superior level of abstraction.*
>
> **The Decade of Data:** *We are living in a decade of data. Every company leverages insight from data for competitive advantage. Data movement, transformation, analysis, & observability software will underpin data applications used by every part of modern organizations.*
>
> *From: https://tomtunguz.com/theory/*

For a more in depth discussion on Theory, Tomasz's investing thesis, and a primer on AI listen to an interview between Tomasz and Ben Miller on Onward. Below is Tomasz's explanation of the different kinds of AI.


Onward: Tomasz (Theory Ventures) on AI
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So could you walk us through AI as
infrastructure and then the AI as application?
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With over 130,000 subscribers to Tomasz's newsletter and 15-years of backing top startups, he is widely known among the tech community. As a result, we expect he will be one of the first phone calls a founder will make when they decide to raise money and overall will have first-class deal flow. Additionally, Theory's investment focus should give him an information edge as he stays close to leading trends.

Theory's stage and sector focus is a perfect fit with our approach. We're aligned thematically but Theory will invest earlier than us, providing the Innovation Fund with exposure to a critical piece of the VC ecosystem. Investing in Theory presents an attractive opportunity in its own right, and it also offers the potential to access subsequent Theory funds or co-investment opportunities for the Innovation Fund.

We're thrilled to be backing Theory Ventures from day one.

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Tomasz writes insights about the tech industry every week. If you're interested in going deeper and learning more about VC investing, you can subscribe to his newsletter or start with one of our favorite posts.

P.S. In addition to the above videos, you can find the full podcast episode wherever you listen to podcasts.

- Listen on Apple Podcasts >>
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More about this company

Theory Ventures

Early-stage company | AI & ML

Valuation at Last Funding

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